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                           March 8, 2022

       Karl Pedersen
       Chief Executive Officer
       Diversified Opportunity, Inc.
       9628 West State Street
       Star, Idaho 83669

                                                        Re: Diversified
Opportunity, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed February 24,
2022
                                                            File No. 024-11725

       Dear Mr. Pedersen:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Erik Weingold, Esq.